UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 24, 2008

BHP Billiton Limited (ABN 49 004 028 077)

180 Lonsdale Street Melbourne VIC 3000 Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

24 September 2008

To: ASX Sydney

DVD SENT TO BHP BILLITON LIMITED SHAREHOLDERS

Please find attached the transcript and associated artwork of a DVD sent to BHP Billiton Limited shareholders today.

Fiona Smith
Deputy Company Secretary

________________________________________________________________________________________________________________

BHPB MK-DA-RG Studio IV Shoot

30th July 2008

Robert Gottliebsen with Marius Kloppers and Don Argus

By viewing this presentation you agree to be bound by the following conditions.

The directors of BHP Billiton Limited and BHP Billiton Plc ("BHP Billiton") accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied. To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith. Information about Rio Tinto plc and Rio Tinto Limited ("Rio Tinto") is based on public information which has not been independently verified.

This presentation is for information purposes only and does not constitute or form part of any offer for sale or issue of any securities or an offer or invitation to purchase or subscribe for any such securities, nor shall it or any part of it be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements). No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom. Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Japan. The distribution of this presentation in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.

Certain statements in this presentation are forward-looking statements (including statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as "intends," "expects," "anticipates," "targets," plans," "estimates" and words of similar import.) These statements are based on current expectations and beliefs and numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions, expectations and beliefs may or may not prove to be correct and by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially.

Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to, BHP Billiton's ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto's willingness to enter into any proposed transaction, the successful completion of any transaction, and the risk factors discussed in BHP Billiton's and Rio Tinto's filings with the U.S. Securities and Exchange Commission ("SEC") (including in Annual Reports on Form 20-F) which are available at the SEC's website (http://www.sec.gov). Save as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited, BHP Billiton undertakes no duty to update any forward-looking statements in this presentation.

No statement concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this presentation should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.

References in this presentation to "$" are to United States dollars unless otherwise specified.

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the SEC a Registration Statement (the "Registration Statement"), which will contain a prospectus (the "Prospectus"), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

DA: Hello I'm Don Argus, thanks for taking the time to watch this production. This DVD represents a new way for BHP Billiton to talk with our shareholders, we know you're very busy, but also understand that at this vital stage in our company's history, you're keen to know more about BHP Billiton's performance, and our future plans, particularly in relation to Rio Tinto. What follows is an interview with myself and our CEO Marius Kloppers, conducted by Robert Gottliebsen, from the independent business information website, Business Spectator. I trust you find this DVD interesting and informative, and encourage you to regularly visit our website for up to minute information. Thanks again for watching.

RG: Marius this is an amazing time in resources. I've said I've not seen anything like it. How long is it going to last?

MK: We are tremendously excited, and excited for the next decades. This industrialization, the urbanization in China, is an event that the world hasn't seen. We're planning an investment program to feed that raw materials demand for decades. Now, that doesn't mean there won't be the normal business cycles on top of that. But we're tremendously excited by demand for our products in the long run.

RG: And you think it's going to keep going.

DA: When you look at what China's population is going to be, one point three billion by 2020 Marius I think was it, and they're building a city the size of Sydney or Birmingham every six weeks, I was reading some stats the other day, their cement production, they control fifty percent of the world's cement production, and it's very hard to get your mind around that sort of a statistic, until you go there and you see the cranes and what people are doing. It's quite incredible.

RG: But Don, you're an ex-banker. You've seen people get terribly optimistic, you've seen the whole thing go down again. You're seeing it right now. Couldn't that happen in China?

DA: Ah, but see, Marius hit the nail on the head before. Industrialization and urbanization. Nowhere in economic history has seen a country have those dual figureheads, and that's what's happening. And it's just a very exciting time for those that are there. And then you look at what they're doing, they're consuming ninety five percent of what they produce. Now, if they get past that and start to roll out past the ninety five percent, the rest of the world better start to understand what these guys are about.

MK: But Don, another way of thinking about it is when the UK drove the early industrialization, at the end of that it had perhaps, I don't know, fifty million people. The United States that owned most of the twentieth century, had two hundred, two hundred and fifty million people. We're talking about one point three billion people, only in China, that are moving to cities, they all need houses, infrastructure and so on. The prospects for our business really are incredible if we look at the long run.

RG: Marius' predecessor Chip Goodyear would tell us that, "It won't be like that. It'll be like that on the way up, but there'll be these corrections". Do you agree with him?

DA: Oh, look, there's got to be corrections on the way. But nine percent growth is still very good growth, it's come down from eleven to nine so that's not too bad. But again, you have to feed one point three billion people, they have to be housed and they need transport, they need water. And the development is occurring.

MK: I think that China's had an eight percent average growth rate for over thirty years. It's had ups, it's had corrections. The last thirty years, eight percent. Our view is that as the population industrializes, as they urbanize, we're just going to see another couple of decades of exactly the same thing. Some ups and downs, strong long-term demand growth.

RG: What about carbon? Could the carbon situation change that whole situation and cause China to stunt its growth?

MK: Clearly we're a believer that carbon in the atmosphere is a huge material and pertinent issue. But I also believe in human ingenuity. We've got seven billion people on the planet, we've got very smart people. Ultimately we are going to find solutions to that - technical solutions. One solution that I can clearly see, is that nuclear energy in China is going to play a bigger role going forward. And we're very actively positioning ourselves to be a part of that.

DA: If the world is serious about cutting carbon emissions, then you cannot have a debate without the nuclear piece in that debate, because it is the most efficient way to cut carbon emissions.

RG: What's the timetable in that? When do you think nuclear will be important to China?

MK: I think the world has lost a lot of its capacity to build nuclear reactors quickly. And as China is developing its nuclear program, what it's doing is it's gearing up for a bigger build program. That will take a couple of years, but clearly we are positioning the company to, from our side, participate in that over decades, not just for a couple of years.

RG: If you cast your mind forward, what are going to be the big drivers of the BHP profit in say the next three or four years?

MK: We're investing about a third of our capital spend in our petroleum business. It's a business that we like, it's a business that we'd like to continue to expand. We're investing a lot of money in our copper business, in Escondida, in Olympic Dam, iron ore, and perhaps something which we haven't spoken about that much, coking coal, where we believe the industrialization of India is going to drive a big demand for coking coal. And we're again actively developing our resources in order to be a part of that.

RG: Don, do you regret getting out of the steel business? You've taken BHP away from metal production.

DA: That was probably one of the toughest decisions since I've been on the board, Bob, that was made. The answer to that is no, and Marius gave you his response before. I think the concentration on the upstream part of what we're doing is the way to go and he's proving that with the numbers he's producing, and the board's very comfortable with the strategic direction that Marius and his team are now taking the company.

RG: So you don't really want to make metals as such. What about aluminium?

MK: Aluminium we clearly believe we will have as a company a large and growing aluminium business going forward, with or without Rio Tinto. We see the early part of that business, bauxite, alumina, some forms of smelting, as being core business. Perhaps less so for, you know, the extrusions and rolling and so on. But the upstream part of that we definitely see as core business.

RG: Is this a change in the nature of the company?

MK: I think the company has become a more upstream company over the last decade. I think if I look at the businesses that we have sold, stainless steel production, long products, flat products, metal distribution, chrome, all very process-intensive industries, so yes, we like to be at the more upstream end of the business where we're very close to the resource.

RG: If you acquire Rio Tinto, what will you do with their aluminium business?

MK: I can't see a future where BHP Billiton, on its own, or in combination with Rio Tinto, does not have a large aluminium business. It is a business that we would like to continue to expand and grow as part of our diversified portfolio. No doubt in the entire portfolio when we've put them together, there will be some assets that don't pass the test, and we'll divest those assets in the same manner that we've high-graded the portfolio over the last ten years.

RG: Don, the Rio Tinto people say that BHP needs Rio Tinto more than Rio Tinto needs BHP. Why is Rio Tinto so important to BHP?

DA: Bob, look, this is a once in a lifetime opportunity, and the overlaps are there, the synergies, but I think there is a bigger opportunity for us there to close that demand and supply gap. We're both in each other's sand patch, as I call it, spending capital and you could say we could probably allocate this capital differently. We could probably devote some of the capital to getting the infrastructure right, so you can get the material out a bit quicker, and there's a whole range of that type of activity that's duplicated that you take out of both operations, and that's for starters. And then once you start to get your supply chain moving, then clearly you can then create some other opportunities for your marketing activities.

RG: Marius, what are the synergies? How do you quantify them?

MK: Gosh, Bob, we share joint ventures, we operate next to each other, we operate in the same geographical spaces. If I look at the Pilbara, the Bowen Basin, the Hunter Valley, some parts of the copper belt in the southern United States, our operations in the Chilean joint venture, the proximity of our diamond mines in Canada, you know I can almost go on all day when I talk about the overlap and the synergy potential between these two sets of assets.

RG: The Rio Tinto people say, look if you had bid a bit higher we might have recommended it, but you didn't do that. If it's so good, why didn't you make the high bid?

DA: We think we've created the value bid now, and it's a relative value bid that's on the table, or it's a conditional relative value bid, and I probably could run a different argument with petroleum running pretty strongly at the moment, that probably it's overpriced, so ah. (laughter)

RG: Marius, what's the timetable for this bid? What happens next and how do you see that going forward?

MK: Such a long timetable, but one that is essentially unchanged from our initial communication early on in this year. We believe that the important work that we've got to put in with the regulators, particularly here in Australia and in Europe will take us well into the fourth quarter of this calendar year. Then we've got under the UK timetable that we're running the deal on, about twenty eight days to post offer documentation, post completion of the anti-trust work, so about a month, and then you've got another two month process in order to complete the transaction. So about three months after the anti-trust clearances have been obtained and so somewhere in the early part of next year.

RG: What if the European Commission says you can buy Rio Tinto, but only if you sell vast amounts of it? What would you do in that situation?

MK: Well I think Don has alluded to the fact that this is a relative value deal, it's the relative value of the two companies, plus then the increment you can get from all of this overlap reduction and acceleration of volume. We feel very confident that our arguments about extra volume out of the combination, that that is a very sound one. But clearly should we not be able to get the synergies, and the extra volume out of the combination, because of some of these issues, we'll have to think again.

RG: And finally to either of you, if you acquire Rio Tinto, will BHP, or the combined company, be able to pay higher dividends, because you'll be able to amortize your capital expenditure differently?

MK: Our first objective is always to try and invest more money in our business. We started off this conversation today by talking about that long-run strong market. I think one of the very attractive opportunities for this combination is that we should be able, in the combination of the portfolio, invest our money better, but we'd also like to invest more of it to get more product on the table. But we've had a long-standing policy of returning all surplus cash in the form of dividends and in terms of buy-backs, and that would obviously continue.

DA: There's no hesitation to reward the shareholders, I think our actions over the last five or six years, Bob, have proven that, and you know, going forward there'll be no change in that policy.

RG: Thank you Don, Thank you Marius.

MK: Thank you.

DA: Thank you

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 24 September 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary